Exhibit 99.2

ERAYAK POWER SOLUTION GROUP INC.

INTERIM CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	June 30, 2026 (Unaudited)	December 31, 2025
ASSETS
Current assets:
Cash and cash equivalents	$2,492,792	$184,856
Restricted cash	337,426	251,932
Accounts receivable, net	14,565,942	13,582,352
Accounts receivable, related parties	7,319,298	3,178,800
Inventories	11,119,157	9,725,561
Advances to suppliers	5,615,425	6,205,921
Advances to suppliers, related parties	-	1,284,785
Other receivables	128,002	153,832
Other receivables, related parties	14,738	14,300
Short-term investment	5,899,312	4,537,044
Other current assets	-	4,244,137
Total current assets	47,492,092	43,363,520
Property, plant and equipment, net	17,053,487	7,102,555
Intangible assets, net	2,731,751	2,678,447
Right-of-use assets	5,957,532	6,032,330
Deferred tax assets	80,425	78,033
Deferred expenses	16,029	-
Long-term investment	199,384	193,453
TOTAL ASSETS	$73,530,700	$59,448,338
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	$8,982,918	$8,293,890
Notes payable	1,537,556	-
Accounts payable	6,658,106	6,097,560
Accounts payable, related parties	655,970	132,136
Accrued expenses and other current liabilities	1,211,332	1,191,559
Advances from customers	1,171,608	1,573,763
Due to related parties	2,690,132	1,776,888
Long-term loans – current portion	-	778,103
Tax payable	654,076	929,213
Total current liabilities:	23,561,698	20,773,112
Non-current liabilities:
Long-term loans	7,270,048	3,409,358
TOTAL LIABILITIES	30,831,746	24,182,470

COMMITMENTS AND CONTINGENCIES

Shareholders’ Equity:
Class A shares, 450,000,000 shares authorized; 1,026,101 shares issued and outstanding as of June 30, 2026, and 85,406 shares issued and outstanding as of December 31, 2025*	10	1
Class B shares, 50,000,000 shares authorized; 49,091 shares issued and outstanding as of June 30, 2026, and 4,091 shares issued and outstanding as of December 31, 2025*	0	0
Additional paid-in capital	35,337,857	27,857,132
Statutory reserve	1,244,717	1,244,717
Retained earnings	5,788,533	6,549,754
Accumulated other comprehensive income (loss)	327,837	(385,736)
Total Shareholders’ equity	42,698,954	35,265,868
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$73,530,700	$59,448,338

*	All share and per-share amounts, par values, and capital balances related to the Company’s ordinary shares presented in these consolidated financial statements have been retrospectively adjusted to reflect (i) the reduction in the par value of ordinary shares from US$0.22 to US$0.00001 per share and the associated transfer of paid-up capital to additional paid-in capital, and (ii) the 1-for-10 reverse stock split (share consolidation) effective April 20, 2026.

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(IN U.S. DOLLARS, EXCEPT SHARE DATA)

	Six months ended June 30,
	2026	2025
Sales	$12,170,000	$8,744,869
Cost of sales	(10,267,645)	(7,007,751)
Gross profit	1,902,355	1,737,118

Operating expenses:
General and administrative	(1,564,543)	(1,262,833)
Selling and marketing	(445,872)	(329,644)
Research and development	(869,957)	(781,775)
Total operating expenses	(2,880,372)	(2,374,252)

Operating (loss) income	(978,017)	(637,134)

Other income (expenses):
Interest income (expenses), net	45,318	(136,575)
Rental income, net	86,898	77,775
Other income, net	52,653	173,072
Total other income, net	184,869	114,272

Loss before income taxes	(793,148)	(522,862)

Income tax refund (provision)	31,927	6,207

Net (loss) income	$(761,221)	$(516,655)

Other comprehensive income:
Foreign currency translation adjustment	713,573	329,552

Total comprehensive loss	$(47,648)	$(187,103)
Earnings per share attributable to common shareholders:
Shares*	1,075,192	22,995
(Loss) earnings per share*	$(1.22)	$(22.47)
Weighted average number of shares outstanding
Basic and Diluted*	624,587	22,995

*	All share and per-share amounts, par values, and capital balances related to the Company’s ordinary shares presented in these consolidated financial statements have been retrospectively adjusted to reflect (i) the reduction in the par value of ordinary shares from US$0.22 to US$0.00001 per share and the associated transfer of paid-up capital to additional paid-in capital, and (ii) the 1-for-10 reverse stock split (share consolidation) effective April 20, 2026.

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

(IN U.S. DOLLARS, EXCEPT SHARE DATA)

For the six months ended June 30, 2026:

	Class A shares*	Ordinary shares, $0.00001 par Amount*	Class B shares*	Amount*	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2025	85,406	1	4,091	0	27,857,132	1,244,717	6,549,754	(385,736)	35,265,868

Foreign currency translation adjustment								713,573	713,573
Share issuance	940,695	9			7,341,675				7,341,684
Share issuance			45,000	0	139,050				139,050
Net loss							(761,221)		(761,221)

Balance at June 30, 2026	1,026,101	10	49,091	0	35,337,857	1,244,717	5,788,533	327,837	42,698,954

For the six months ended June 30, 2025:

	Class A shares*	Ordinary shares, $0.00001 par Amount*	Class B shares*	Amount*	Additional Paid-in Capital	Statutory Reserve	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total shareholders’ equity
Balance at December 31, 2024	22,540	0	455	0	18,646,323	1,123,204	8,061,204	(1,244,996)	26,585,735

Foreign currency translation adjustment								329,552	329,552
Net loss							(516,655)		(516,655)

Balance at June 30, 2025	22,540	0	455	0	18,646,323	1,123,204	7,544,550	(915,444)	26,398,633

*	All share and per-share amounts, par values, and capital balances related to the Company’s ordinary shares presented in these consolidated financial statements have been retrospectively adjusted to reflect (i) the reduction in the par value of ordinary shares from US$0.22 to US$0.00001 per share and the associated transfer of paid-up capital to additional paid-in capital, and (ii) the 1-for-10 reverse stock split (share consolidation) effective April 20, 2026.

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025
(UNAUDITED, IN U.S. DOLLARS)

	2026	2025
Cash Flows from Operating Activities:
Net (loss) income	$(761,221)	$(516,655)
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	329,330	267,456
Right of use lease asset	256,796	342,255
Deferred expenses	(15,848)	-
Loss on asset disposal	76,529	-
Changes in operating assets and liabilities:
Accounts receivable	(983,591)	(1,148,814)
Accounts receivable, related parties	(3,997,509)	1,322,795
Inventories	(1,083,116)	93,457
Advances to suppliers	730,851	481,028
Advances to suppliers, related parties	1,309,255	-
Other receivables	25,830	(34,954)
Other current assets	332,199	-
Accounts payable	369,414	(2,859,995)
Accounts payable, related parties	513,928	-
Accrued expenses and other current liabilities	(174,266)	496,383
Advances from customers	(445,326)	654,081
Notes payable	78,476	-
Tax payable	(300,203)	120,585
Net cash provided by (used in) operating activities	(3,738,472)	(782,378)

Cash Flows from Investing Activities:
Acquisition of property, plant, and equipment	(9,994,813)	(1,963,158)
Acquisition of intangible assets	(6,129)	(2,526,818)
Fixed deposit	4,038,260	-
Short-term investment	(1,362,268)	-
Net cash used in investing activities	(7,324,950)	(4,489,976)

Cash Flows from Financing Activities:
Proceeds from short-term borrowings	3,562,893	4,634,229
Repayments on short-term borrowings	(3,133,015)	(1,250,146)
Proceeds from related parties	5,156,813	3,745,885
Payments to related parties	(4,297,358)	(5,251,091)
Proceeds from share issuance	7,480,734	-
Proceeds from notes payable	1,459,079	-
Proceeds from long-term bank loans	3,953,136	3,220,914
Repayments on long-term bank loans	(1,032,195)	(738,039)
Net cash provided by financing activities	13,150,087	4,361,752

Effect of exchange rate changes on cash	306,765	8,168

Net change in cash and cash equivalents	2,393,430	(902,434)
Cash and cash equivalents at the beginning of period	436,788	1,324,809
Cash and cash equivalents at the end of period	2,830,218	422,375

Reconciliation of cash, cash equivalents and restricted cash to the Consolidated Balance Sheet
Cash and cash equivalents	2,492,792	177,098
Restricted cash	337,426	245,277
Cash, cash equivalents and restricted cash at end of period	$2,830,218	422,375
Supplemental disclosures of cash flows information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$239,501	$137,451

The accompanying notes are an integral part of these interim consolidated financial statements.

ERAYAK POWER SOLUTION GROUP INC.

SELECTED NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Erayak Power Solution Group Inc. (“Erayak Group”)

Erayak Group was incorporated on June 14, 2019 under the laws of Cayman Islands. Under its memorandum of association, Erayak Group was authorized to issue 500,000,000 ordinary shares of par value of $0.00001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD0.00001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD0.00001 each. There are currently 1,026,101 issued and outstanding Class A Ordinary Shares and 49,091 issued and outstanding Class B Ordinary Shares.

Erayak Group is a holding company and is currently not actively engaging in any business. Erayak Group’s registered agent is Harneys Fiduciary (Cayman) Limited, and its registered office is on the 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman, KY1-1002, Cayman Islands.

Entity Name	Registered Location	Date of Incorporation	Ownership as of the issuance date of the report
Erayak Power Solution Group Inc. (“Erayak Group”)	Cayman Islands	June 14, 2019	Parent
Erayak Power Solution Limited (“Erayak BVI’)	British Virgin Island	June 17, 2019	100% by the Parent
Erayak Power Solution Hong Kong Limited (“Erayak HK”)	Hong Kong	June 26, 2019	100% by Erayak BVI
Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)	Wenzhou, China	December 5, 2023	100% by Erayak HK
Wenzhou Wenjie Technology Limited (“Wenjie”)	Wenzhou, China	December 11, 2019	100% by Erayak HK
Zhejiang Leiya Electronics Limited (“Leiya”)	Wenzhou, China	March 5, 2009	100% by Wenjie
Wenzhou New Focus Limited (“New Focus”)	Wenzhou, China	November 21, 2012	100% by Leiya

Erayak Power Solution Limited (“Erayak BVI”)

Erayak BVI was incorporated on June 17, 2019 under the laws of British Virgin Islands. Under its memorandum of association, Erayak BVI is authorized to issue 50,000 ordinary shares of a single class, par value $1 per ordinary share. There are currently 100 issued and outstanding ordinary shares, of which 100% are owned by Erayak Power Solution Group Inc. Erayak BVI is a holding company and is currently not actively engaging in any business. Erayak BVI’s registered agent is Harneys Corporate Services Limited, and its registered office is at Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

Erayak Power Solution Hong Kong Limited (“Erayak HK”)

Erayak HK was incorporated on June 26, 2019 under the laws of Hong Kong and is a wholly owned subsidiary of Erayak Power Solution Limited. The paid in capital was $19,825,095 as of June 30, 2026. Erayak HK did not have any operations as of June 30, 2026.

Ruike Electronics (Wenzhou) Co., Ltd. (“Ruike”)

Ruike was incorporated on December 5, 2023 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Ruike is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was RMB 72,595,107.50 as of June 30, 2026.

Wenzhou Wenjie Technology Limited (“Wenjie”)

Wenjie was incorporated on December 11, 2019 in People’s Republic of China (“China” or “PRC”), and is a wholly owned subsidiary of Erayak Power Solution Hong Kong Limited. Wenjie is a wholly foreign owned enterprise organized under the laws of the PRC. The paid in capital was RMB 26,805,714.58 as of June 30, 2026. Wenjie did not have any operations as of June 30, 2026.

Zhejiang Leiya Electronics Limited (“Leiya”)

Leiya was incorporated on March 5, 2009 under the laws of the People’s Republic of China. The paid in capital was RMB 33,272,918.37 as of June 30, 2026.

The registered principal activities of Leiya are mainly development, production and sales of inverters, chargers and gasoline generators.

Wenzhou New Focus Limited (“New Focus”)

New Focus was incorporated on November 21, 2012 in China, and is a wholly owned subsidiary of Leiya. The paid in capital was RMB 10,580,000 as of June 30, 2026.

The principal activity of New Focus is mainly the sale of Leiya’s products, which involves exports to multiple countries.

Reorganization

In or about April and August 2020, the Company completed corporate reorganization to roll several controlled entities (now referred to as the subsidiaries) into one legal corporation (the Company). Shengling Xiang transferred 10% equity of Leiya to Hecang Limited, a Hong Kong entity’s subsidiary, on January 14, 2020. On April 21, 2020, Wenjie acquired 90% equity of Leiya from Shengling Xiang, and 10% from Hecang Limited. As a result, Leiya’s equity interest is 100% held by Wenjie as of April 21, 2020. On August 12, 2020, Chuanlong Lin transferred 100% equity of New Focus to Leiya. Therefore, Leiya holds 100% of equity interest of New Focus as of August 12, 2020. Shengling Xiang, Hecang Limited, and Chuanlong Lin were holding shares on behalf of Lingyi Kong, and therefore, the Company is under the control of Lingyi Kong both before and after the transactions.

During the years presented in these consolidated financial statements, the control of the entities has never changed (always under the ultimate control of Lingyi Kong). Accordingly, the combination has been treated as a corporate restructuring (reorganization) of entities under common control and thus the current capital structure has been retroactively presented in prior periods as if such structure existed at that time and in accordance with ASC 805-50-45-5, the entities under common control are presented on a combined basis for all periods to which such entities were under common control. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

Reclassification

Certain prior-period amounts have been reclassified to conform to the current-period presentation. Specifically, for the period ended June 30, 2025, operating expenses were adjusted by $5,666 to reflect the reclassification of bank charges from non-operating expenses. These reclassifications had no impact on previously reported net income or total equity.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements and related notes have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) and have been consistently applied. The accompanying consolidated financial statements include the financial statements of the Company and its majority-owned and controlled subsidiaries. All significant inter-company transactions and balances have been eliminated upon consolidation.

Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and the accompanying notes. Such estimates include, but are not limited to, allowances for doubtful accounts, inventory valuation, useful lives of property, plant and equipment, intangible assets, and income taxes related to realization of deferred tax assets and uncertain tax position. Actual results could differ from those estimates.

Foreign Currency Translation

The financial records of the Company’s subsidiaries in People’s Republic of China (“PRC”) are maintained in their local currencies which are Chinese Yuan (“CNY” or “RMB”). Monetary assets and liabilities denominated in currencies other than their local currencies are translated into local currencies at the rates of exchange in effect at the consolidated balance sheet dates. Transactions denominated in currencies other than their local currencies during the year are converted into local currencies at the applicable rates of exchange prevailing when the transactions occur. Transaction gains and losses are recorded in other income/(expense), net in the consolidated statements of income and comprehensive income.

The Company maintained its financial record using the United States dollar (“US dollar”) as the functional currency, while the subsidiaries of the Company in Hong Kong and mainland China maintained their financial records using RMB as the functional currencies. The reporting currency of the Company is US dollar. When translating local financial reports of the Company’s subsidiaries into US dollar, assets and liabilities are translated at the exchange rates at the consolidated balance sheet date, equity accounts are translated at historical exchange rates and revenue, expenses, gains and losses are translated at the average rate for the period. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the consolidated statements of income and comprehensive income.

The relevant exchange rates are listed below:

	June 30,	June 30,	December 31,
	2026	2025	2025

Period Ended RMB: USD exchange rate	6.7851	7.1636	6.9931
Period Average RMB: USD exchange rate	6.8624	7.2526	7.1875

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash and deposits with financial institutions which are unrestricted as to withdrawal and use. Cash equivalents consist of highly liquid investments that are readily convertible to cash generally with original maturities of three months or less when purchased.

Restricted Cash

The Company had bank acceptance notes outstanding with the bank and is required to keep certain amounts on deposit that are subject to withdrawal restrictions. Those notes are generally short term in nature due to their short maturity period of six to nine months; thus, restricted cash is classified as a current asset.

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts presented in the statement of cash flows. The Company adopted the new standard effective January 1, 2018, using the retrospective transition method.

As of June 30, 2026, and December 31, 2025, restricted cash was $337,426 and $251,932, respectively.

Accounts Receivable, net

Accounts receivables are recognized and carried at the original invoiced amount less an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes a provision for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. Based on management of customers’ credit and ongoing relationship, management makes conclusions whether any balances outstanding at the end of the period will be deemed uncollectible on an individual basis and on aging analysis basis. The provision is recorded against accounts receivables balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is principally determined using the weighted-average method. The Company records adjustments to inventory for excess quantities, obsolescence or impairment when appropriate to reflect inventory at net realizable value. These adjustments are based upon a combination of factors including current sales volume, market conditions, lower cost or market analysis and the expected realizable value of the inventory.

Advances to Suppliers

Advances to suppliers refer to advances for purchase of materials or services, which are applied against accounts payable when the materials or services are received.

The Company reviews a supplier’s credit history and background information before advancing a payment. If the financial condition of its suppliers were to deteriorate, resulting in an impairment of their ability to deliver goods or provide services, the Company would write off such an amount in the period when it is considered impaired. As of June 30, 2026 and December 31, 2025, the Company had no write-offs for advances to suppliers.

Advances from Customers

Advances from customers refer to advances received from customers, which are applied against accounts receivable when products are sold.

Property, Plant and Equipment, net

Property, plant, and equipment are recorded at cost less accumulated depreciation. Depreciation commences upon placing the asset in use and is recognized on a straight-line basis over the estimated useful lives of the assets with 5% of residual value, as follows:

Useful lives
Buildings	10 - 20 years
Machinery and equipment	3-10 years
Transportation vehicles	4 years
Office furniture and equipment	5-10 years
Electronic equipment	2-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Intangible Assets

Intangible assets consist of patents and a trademark. Intangible assets are amortized using the straight-line method with the following estimated useful lives:

Useful lives
Patents	10 years
Trademark	10 years
Software	10 years
Land use rights	50 years

Leases/Right of use assets

Effective January 1, 2018, the Company adopted the new lease accounting standard using a modified retrospective transition method which allowed the Company not to recast comparative periods presented in its consolidated financial statements. In addition, the Company elected the package of practical expedients, which allowed the Company to not reassess whether any existing contracts contain a lease, to not reassess historical lease classification as operating or finance leases, and to not reassess initial direct costs. The Company has not elected the practical expedient to use hindsight to determine the lease term for its leases at transition. The Company combines the lease and non-lease components in determining the ROU assets and related lease obligation. Adoption of this standard resulted in the recording of operating lease ROU assets and corresponding operating lease liabilities as disclosed in financial statements. ROU assets and related lease obligations are recognized at commencement date based on the present value of remaining lease payments over the lease term.

Impairment of Long-lived Assets

The Company’s management reviews the carrying values of long-lived assets whenever events and circumstances, such as a significant decline in the asset’s market value, obsolescence or physical damage affecting the asset, significant adverse changes in the assets use, deterioration in the expected level of the assets performance, cash flows for maintaining the asset are higher than forecast, indicate that the net book value of an asset may not be recovered through expected future cash flows from its use and eventual disposition. If the estimated cash flows from the use of the asset and its eventual disposition are below the asset’s carrying value, then the asset is deemed to be impaired and written down to its fair value.

There was no impairment charge recognized for long-lived assets for the periods ended June 30, 2026 and December 31, 2025.

Fair Value Measurement

Fair Value Measurements and Disclosures requires disclosure of the fair value of financial instruments held by the Company. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

●	Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets in inactive markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

●	Level 3 inputs to the valuation methodology use one or more unobservable inputs which are significant to the fair value measurement. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

ASC 820-10 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations for those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

For the Company’s financial instruments, including cash and cash equivalents, restricted cash, accounts receivable, other receivables, accounts payable, other current liabilities, and bank loans, the carrying amounts approximate their fair values due to their short maturities as of June 30, 2026 and December 31, 2025.

Value-added Tax (“VAT”)

Sales revenue represents the invoiced value of goods, net of VAT. All of the Company’s products that are sold in the PRC are subject to a VAT on the gross sales price.  The Company is subject to a VAT rate of 17% before May 1, 2018, 16% on and after May 1, 2018, and a new VAT rate of 13% effective on April 1, 2019. The VAT may be offset by VAT paid by the Company on raw materials and other materials included in the cost of producing or acquiring its finished products.

Revenue Recognition

The Company generates its revenues mainly from sales of electrical products, such as electrical converters and inverters, to third-party customers, who are mainly distributors and retailers. The Company follows Financial Accounting Standards Board (FASB) ASC 606 and accounting standards updates (“ASU”) 2014-09 for revenue recognition. On January 1, 2018, the Company has early adopted ASU 2014-09, which is a comprehensive new revenue recognition model that requires revenue to be recognized in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company considers customer purchase orders, which in some cases are governed by master sales agreements, to be the contracts with a customer. As part of its consideration of the contract, the Company evaluates certain factors including the customer’s ability to pay (or credit risk). For each contract, the Company considers the promise to transfer products, each of which is distinct, to be the identified performance obligations. In the principal versus agent consideration, since no another party is involved in transactions, the Company is a principal.

In determining the transaction price, the Company evaluates whether the price is subject to refund or adjustment to determine the net consideration to which the Company expects to be entitled. The Company analyzed historical refund claims for defective products, and since no warranty, discount or return policy are documented in the sales agreements, the Company concluded that they have been immaterial.

Revenues are reported net of all value added taxes. As the Company’s standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component. The Company allocates the transaction price to each distinct product based on their relative standalone selling price.

Revenue is recognized when control of the product is transferred to the customer (i.e., when the Company’s performance obligation is satisfied at a point in time), which typically occurs at delivery. For international sales, the Company sells its products primarily under the free onboard (“FOB”) shipping point term. For sales under the FOB shipping point term, the Company recognizes revenues when products are delivered from Company to the designated shipping point. Prices are determined based on negotiations with the Company’s customers and are not subject to adjustment.

Rental income

Rental income is from subleasing part of the leased assets under operating leases, and it is recognized in the statements of comprehensive income on a straight-line basis over the term of the lease.

Government Grant

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met. The grants received were $49,468 and $87,823 for the six months ended June 30, 2026 and 2025, respectively, which were included in other income on Income Statement.

Research and Development Costs

Research and development activities are directed toward the development of new products as well as improvements in existing processes. These costs, which primarily include salaries, contract services and supplies, are expensed as incurred.

Shipping and Handling Costs

Shipping and handling costs are expensed when incurred and are included in selling and marketing expenses. Shipping and handling costs were $123,272 and $70,765 for the six months ended June 30, 2026 and 2025, respectively.

Advertising Costs

Advertising costs are expensed as incurred in accordance with ASC 720-35, “Selling and Marketing Expenses-Advertising Costs”. Advertising costs were $83,605 and $28,714 for the six months ended June 30, 2026 and 2025, respectively.

Income Taxes

The Company accounts for income taxes using the asset and liability method whereby it calculates deferred tax assets or liabilities for temporary differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements, net operating loss carry forwards and credits by applying enacted tax rates applicable to the years in which those temporary differences are expected to be reversed or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities. The components of the deferred tax assets and liabilities are individually classified as non-current amounts.

The Company records uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) the Company determines whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, the Company recognizes the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

To the extent applicable, the Company records interest and penalties as other expense. All the tax returns of the Company’s PRC subsidiaries remain subject to examination by PRC tax authorities for five years from the date of filing. The fiscal year for tax purposes in PRC is December 31.

The Company and its subsidiaries are not subject to U.S. tax laws and local state tax laws. The Company’s income and that of its related entities must be computed in accordance with Chinese and foreign tax laws, as applicable, and all of which may be changed in a manner that could adversely affect the amount of distributions to shareholders. There can be no assurance that the Income Tax Laws of PRC will not be changed in a manner that adversely affects shareholders. Any such change could increase the amount of tax payable by the Company, reducing the amount available to pay dividends to the holders of the Company’s ordinary shares.

Earnings Per Share

Earnings (loss) per share is calculated in accordance with ASC 260 Earnings per Share. Basic earnings (loss) per share is computed by dividing the net income (loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share are computed in accordance with the treasury stock method and based on the weighted average number of ordinary shares and dilutive ordinary share equivalents. Dilutive ordinary share equivalents are excluded from the computation of diluted earnings per share if their effects would be anti-dilutive. There were no dilutive ordinary share equivalents outstanding during the six months ended June 30, 2026 and 2025.

The Company did not use the two-class method to compute net income per ordinary share, because it did not have other issued securities other than ordinary shares. Class A and Class B shares are both ordinary shares, and per Article 6 in Memorandum and Articles of Association (amended and restated), they have the same rights, preferences, privileges, and restrictions, except for voting and conversion rights.

Comprehensive income/(loss)

Comprehensive income/(loss) is defined as the changes in shareholders’ equity during a period arising from transactions and other events and circumstances excluding transactions resulting from investments by shareholders and distributions to shareholders. Comprehensive income or loss is reported in the consolidated statements of comprehensive income/(loss). Accumulated other comprehensive income/(loss), as presented on the accompanying consolidated balance sheets, consists of accumulated foreign currency translation adjustments.

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to concentration of credit risks consist primarily of cash and cash equivalents, restricted cash, notes receivable. The Company places its cash and cash equivalents, restricted cash, and note receivable in good credit quality financial institutions in Hong Kong and PRC. Concentration of credit risks with respect to accounts receivables is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition.

Interest Rate Risks

The Company is subject to interest rate risk. The Company has bank interest bearing loans charged at variable interest rates. And although some bank interest bearing loans are charged at fixed interest rates within the reporting period, the Company is still subject to the risk of adverse changes in the interest rates charged by the banks when these loans are refinanced.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is following existing laws and regulations including its organization and structure disclosed in Note1, this may not be indicative of future results.

Liquidity Risks

Our primary sources of liquidity consist of existing cash balances, cash flows from our operating activities and availability under our revolving credit facility. Our ability to generate sufficient cash flows from our operating activities is primarily dependent on our sales of converters and power generating products to our customers at margins sufficient to cover fixed and variable expenses.

As of June 30, 2026, and December 31, 2025, we had cash and cash equivalents of $2,830,218 and $436,788, respectively. We believe that our current cash, cash to be generated from our operations and access to loans from our related parties will be sufficient to meet our working capital needs for at least the next twelve months. Although we do not have any amounts committed to be provided by our related parties, due to their relatively small amounts, we do not believe our working capital needs will be negatively impacted without such funds provided by related parties.   We are also not dependent upon additional external financing   to meet our liquidity needs for the next twelve months. However, we plan to expand our business to implement our growth strategies in our existing market and strengthen our position in the marketplace. To do so, we will need more capital through equity financing to increase our production and meet market demands.

NOTE 3 – ACCOUNTS RECEIVABLE

Accounts receivable as of June 30, 2026 and December 31, 2025 consisted of the following:

	June 30, 2026	December 31, 2025
Accounts receivable	$14,951,474	$13,956,417
Less: allowance for doubtful accounts	(385,532)	(374,065)
Accounts receivable, net	$14,565,942	$13,582,352

The average accounts receivable turnover period was approximately 212 days and 205 days for the fiscal periods ended June 30, 2026 and December 31, 2025, respectively.

Changes of allowance for doubtful accounts for the fiscal periods ended June 30, 2026 and December 31, 2025 were as follow:

	June 30, 2026	December 31, 2025
Beginning balance	$(374,065)	$(259,555)
Provision adjustment for accounts receivable	-	(103,145)
Exchange difference	(11,467)	(11,365)
Ending balance	$(385,532)	$(374,065)

NOTE 4 – INVENTORIES

Inventories as of June 30, 2026 and December 31, 2025 consisted of the following:

	June 30, 2026	December 31, 2025
Raw materials	$9,205,111	$7,322,641
Work in process	1,567,217	1,904,229
Finished goods	368,882	520,088
Inventory valuation allowance	(22,053)	(21,397)
Total	$11,119,157	$9,725,561

There were no inventory valuation allowance or write-offs recognized   for the fiscal periods ended June 30, 2026 and December 31, 2025.

NOTE 5 – ADVANCES TO SUPPLIERS AND OTHER

Advances to suppliers and other as of June 30, 2026 and December 31, 2025 consisted of the following:

	June 30, 2026	December 31, 2025
Advance to suppliers	$3,353,511	$5,702,675
Advance payment for SaaS system	1,764,700	-
Advance payment for potential factory lease and land purchase	1,000,000	1,000,000
Less: allowance for doubtful accounts	(502,786)	(496,754)
Total	5,615,425	6,205,921

As of June 30, 2026 and December 31, 2025, there was an advance payment in the amount of $1,000,000, which was related to a potential long-term lease of customized factory for the purpose of expanding business in the energy storage industry.

NOTE 6 – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment as of June 30, 2026 and December 31, 2025 consisted of the following:

	June 30, 2026	December 31, 2025
Machinery and equipment	$8,994,922	$3,152,265
Transportation vehicles	553,048	466,386
Electronic devices	217,118	172,923
Office furniture and equipment	73,639	94,652
Construction in progress	8,199,689	3,932,974
Building	1,713,034	1,611,858
Total property plant and equipment, at cost	19,751,450	9,431,058
Less: accumulated depreciation	(2,697,963)	(2,328,503)
Property, plant and equipment, net	$17,053,487	$7,102,555

Additions to property and equipment for the fiscal periods ended June 30, 2026 and December 31, 2025 were $9,994,813 and $5,239,108, respectively. For the six months ended June 30, 2026, the Company recognized a loss on disposal of $76,529, compared to no disposals for the six months ended June 30, 2025.

Depreciation expenses were $294,720 and $245,460 for the six months ended June 30, 2026 and 2025, respectively

The depreciation expenses included in cost of sales during the periods ended June 30, 2026 and 2025 were $202,455 and $172,495, respectively.

NOTE 7 – INTANGIBLE ASSETS

Intangible assets as of June 30, 2026 and December 31, 2025 consisted of the following:

	June 30, 2026	December 31, 2025
Intangible assets
Cost, beginning	$2,831,592	$77,123
Accumulated amortization, beginning	(71,036)	(12,438)
Additions, at cost	6,199	2,670,247
Amortization current period	(35,004)	(56,485)
Intangible assets, net	$2,731,751	$2,678,447

The intangible assets include land use rights that the Company acquired during the period. The useful life of the land use rights is 50 years. After paying the full acquisition price, the Company secured the land use rights and pledged the property to apply for bank loans. The related bank loan is disclosed in Note 13 – Long-term Loans.

The rest intangible assets represent the ERAYAK trademark, the Company’s purchase of patents related to new technologies to produce inverters, and software purchased for internal use.

There were no disposals for the fiscal periods ended June 30, 2026 and December 31, 2025.

During the periods of June 30, 2026 and December 31, 2025, the Company had no impaired intangibles.

Five succeeding years of amortization are as follows:

Year	Amortization	Net carrying value
2027	$69,560	$2,662,191
2028	69,560	2,592,631
2029	69,560	2,523,071
2030	69,560	2,453,511
2031	69,560	2,383,951

NOTE 8 – LEASE

The Company has two related party leases for the land and building where it operates:

Related party lease #1: A 20-year lease with no option to renew, and the Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. After paid part of the 20-year lease payment, the Company secured the right to use of property, and the lessor, Wenzhou Ailefu Technology Co., Ltd (“Ailefu”), provided the leased assets as guarantee for the Company to apply bank loans, and the lease payment for the future 20 years have been prepaid. The Company sub-leases part of the property and uses rental income to cover part or all the interest expense on the bank loans. The related bank loans are disclosed in Note 12 – Short-term Borrowings. Rental income from the sublease is disclosed in Note 19 – Rental Income, Net.

Related party lease #2: A two-year lease with option to renew. The Company paid the full rent at the beginning of the lease.

The ending balances of right of use assets were $5,957,532 and $6,032,330 as of June 30, 2026 and December 31, 2025, respectively.

NOTE 9 – SHORT-TERM INVESTMENT

The Company’s short-term investments primarily consist of structured products and money market funds. These investments are recorded at fair value, with changes in fair value recognized in earnings (or other comprehensive income, as applicable).

The following table sets forth the financial instruments, measured at fair value, by level within the fair value hierarchy as of June 30, 2026.

	Balance at June 30, 2026	Quoted Prices in Active Market for Identical Assets (Level l)	Significant Other Observable (Level 2)	Significant unobservable Inputs (Level 3)
Short-term investments:
Structured Products	5,899,312		5,899,312

The structured products held by the Company do not have quoted prices for identical assets in active markets and therefore are generally not classified within Level 1 of the fair value hierarchy. The fair values of these wealth management products are primarily determined based on quotes or net asset values provided by the issuing banks, with reference to observable yields, market interest rates, and market inputs for similar products. These inputs are directly or indirectly observable in the marketplace, and the Company does not rely on significant unobservable inputs to estimate their fair values. Accordingly, the Company believes that the fair value measurements of these wealth management products are consistent with the characteristics of Level 2 inputs under the fair value hierarchy and classifies them within Level 2. If, in the future, certain wealth management products lack bank quotes, published net asset values, or other observable market inputs, and their valuations rely primarily on significant unobservable assumptions, the Company will reassess their classification within the fair value hierarchy.

NOTE 10 – LONG-TERM INVESTMENT

In July 2024, the Company acquired a 15% equity interest in a privately held entity (the “Investee”) for a total purchase price of RMB3 million. Through December 31, 2024, the Company determined it did not possess the ability to exercise significant influence over the Investee and accounted for the investment pursuant to ASC 321, Investments – Equity Securities, using the measurement alternative.

During the fiscal year ended December 31, 2025, the Company determined that it gained the ability to exercise significant influence over the operating and financial policies of the Investee due to representation on the board of directors and participation in policy-making processes. Accordingly, the Company transitioned the accounting for this investment to the equity method in accordance with ASC 323, Investments – Equity Method and Joint Ventures. Under the equity method, the investment is initially measured at the carrying value of the previous investment plus the cost of any additional interest acquired. The Company subsequently adjusts the carrying amount of the investment to recognize its share of the investee's earnings or losses in the Consolidated Statements of Comprehensive Loss.

For the year ended December 31, 2025, the Company recorded an investment loss of RMB1,647,163, or $229,170 representing its proportionate share of the Investee’s net loss. As of June 30, 2026 and December 31, 2025, the carrying value of the investment was $199,384 and $193,453, respectively.

NOTE 11 – OTHER CURRENT ASSETS

As of December 31, 2025, other current assets included a three-year fixed deposit in the amount of RMB 27,400,000, or $3,930,826, in Minsheng Bank, from June 9, 2023, to June 9, 2026, as well as interest receivable, with an annual interest rate of 3.2%, in the amount of $313,312 on the deposit. Early withdrawal before the expiry date is not allowed. The Company pledged this fixed deposit and all accrued interest income as collateral to secure bank loan for Zhejiang Rayak Technology   Co. Ltd., a related party of the Company.

On June 9, 2026, the fixed deposit matured and was fully settled along with the accrued interest. Concurrently with the repayment and settlement of the underlying bank loan, the pledge on the fixed deposit and related interest was fully released. As of June 30, 2026, the balance of this fixed deposit was $nil, and the Company had no further collateral obligations or encumbrances associated with this facility.

NOTE 12 – SHORT-TERM BORROWINGS

Short-term borrowings from financial institutions consisted of the following on June 30, 2026:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Longwan Rural Commercial Bank		2,950,000	$434,776	2026.05.18	2027.05.17	0%
Bank of Wenzhou		11,500,000	1,694,890	2025.10.30	2026.10.28	4.25%
Bank of China		10,000,000	1,473,818	2026.01.17	2027.01.12	2.70%
Industrial and Commercial Bank of China		6,500,000	957,981	2026.02.27	2027.02.27	2.80%
Huaxia Bank		10,000,000	1,473,818	2025.09.29	2026.09.20	2.85%
Huaxia Bank		20,000,000	2,947,635	2025.09.29	2026.09.20	2.65%
Total	RMB	60,950,000	$8,982,918

Short-term borrowings from financial institutions consisted of the following on December 31, 2025:

Bank Name	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Bank of Wenzhou		11,500,000	1,644,478	2025.10.30	2026.10.28	4.25%
Bank of China		10,000,000	1,429,981	2025.01.17	2026.01.16	2.70%
Huaxia Bank		10,000,000	1,429,981	2025.09.29	2026.09.20	2.85%
Huaxia Bank		20,000,000	2,859,962	2025.09.29	2026.09.20	2.65%
Industrial and Commercial Bank of China		6,500,000	929,488	2025.03.20	2026.03.20	2.80%
Total	RMB	58,000,000	$8,293,890

The Company’s short-term bank borrowings are guaranteed by the 20-year lease agreement with Wenzhou Ailefu Technology Co., Ltd, the Company’s major shareholders, their immediate family members, and related companies.

NOTE 13 – LONG-TERM LOANS

As of June 30, 2026, the long-term loan consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
Minsheng Bank		16,000,000	$2,358,108	2025.05.20	2034.11.20	2.70%
Minsheng Bank		6,200,000	913,767	2025.11.14	2032.11.14	2.70%
Minsheng Bank		9,648,000	1,421,938	2026.01.04	2033.01.04	2.70%
Minsheng Bank		1,600,000	235,811	2026.02.03	2033.02.03	2.70%
Minsheng Bank		5,400,000	795,862	2026.03.18	2033.03.18	2.77%
Minsheng Bank		2,160,000	318,345	2026.04.28	2033.04.28	2.77%
Minsheng Bank		2,440,000	359,612	2026.05.28	2033.05.28	2.77%
Minsheng Bank		5,880,000	866,605	2026.06.25	2033.06.25	2.77%
Total	RMB	49,328,000	$7,270,048

As of December 31, 2025, the long-term loans consisted of the following:

Description	Amount – RMB		Amount – USD	Issuance Date	Expiration Date	Interest
WeBank Shenzhen		228,571	$32,685	2025.05.07	2027.04.23	8.62%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	12.16%
WeBank Shenzhen		380,952	54,475	2025.04.10	2027.04.23	11.16%
WeBank Shenzhen		500,000	71,499	2025.12.03	2027.11.23	13.99%
WeBank Shenzhen		500,000	71,499	2025.12.03	2027.11.23	13.99%
WeBank Shenzhen		500,000	71,499	2025.12.03	2027.11.23	13.99%
WeBank Shenzhen		500,000	71,499	2025.12.03	2027.11.23	13,99%
Longwan Rural Commercial Bank		1,200,000	171,599	2023.06.02	2026.05.30	6.60%
Longwan Rural Commercial Bank		1,750,000	250,247	2023.06.02	2026.05.30	6.60%
Minsheng Bank		6,200,000	886,589	2025.11.14	2032.11.14	2.70%
Minsheng Bank		16,000,000	2,287,970	2025.05.20	2034.11.20	2.70%
Subtotal		29,283,331	4,187,461
Current portion of long-term loans		(5,441,349)	(778,103)
Total	RMB	23,841,982	$3,409,358

The long-term bank loans from Minsheng Bank are collateralized by certain assets of the Company. As of June 30, 2026 and December 31, 2025, the collateral consisted of land use rights held by Ruike with a carrying amount of $2,518,718 and $2,543,916, respectively.

NOTE 14 – SALES

Disaggregated sales by types for the six months ended June 30, 2026 and 2025 consisted of the following:

	2026	2025
Inverters	$6,724,245	$4,965,023
Chargers	76,618	125,250
Gasoline generators	4,903,020	2,993,419
Power bank	178,301	577,863
Other products	287,816	83,314
Total	$12,170,000	$8,744,869

There is no warranty, discount or return policy documented in the sales agreements.

NOTE 15 – GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses for the six months ended June 30, 2026 and 2025 consisted of following:

	2026	2025
Employee compensation and benefits	$544,532	$447,571
Travel and communication expenses	44,974	22,730
Rent and utilities	69,426	143,896
Consulting fees	517,352	469,345
Insurance	11,190	10,164
Depreciation and amortization expenses	116,179	82,999
Bank charges	8,000	5,666
Sales tax	108,768	5,300
Entertainment	39,642	26,379
Office and miscellaneous	104,480	48,782
Total	$1,564,543	$1,262,833

NOTE 16 – SELLING AND MARKETING EXPENSES

Selling and marketing expenses for the six months ended June 30, 2026 and 2025 consisted of the following:

	2026	2025
Employee compensation and benefits	$105,150	$170,493
Travel and promotion	134,238	43,653
Shipping and handling	123,272	70,765
Insurance	-	2,780
Consulting fee	379	6,384
Inspection and certification fees	47,099	4,713
Entertainment	29,675	27,362
Office and miscellaneous	6,060	3,494
Total	$445,872	$329,644

NOTE 17 – RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses for the six months ended June 30, 2026 and 2025 consisted of the following:

	2026	2025
Salaries	$408,724	$435,865
Direct input	443,946	330,801
Utility	1,031	1,322
Depreciation	10,696	11,962
Other	5,560	1,825
Total	$869,957	$781,775

NOTE 18 – INTEREST INCOME (EXPENSES), NET

Interest income (expenses) for the six months ended June 30, 2026 and 2025 consisted of the following:

	2026	2025
Interest expense	$(176,593)	$(137,459)
Interest income	221,911	884
Total interest income (expense), net	$45,318	$(136,575)

NOTE 19 – RENTAL INCOME, NET

The Company subleases part of the leased assets on a straight-line basis to other third parties. The lease terms with lessees vary and usually start from two years. Rental income for the six months ended June 30, 2026 and 2025 consisted of the following:

	2026	2025
Rental income	$147,740	$131,147
Rental expense	(60,842)	(53,372)
Total rental income, net	$86,898	$77,775

NOTE 20 – OTHER INCOME, NET

The following table shows the details of net other income (expenses) for the six-month periods ended June 30, 2026 and 2025:

	2026	2025
Government grant	$49,468	$87,823
Exchange (losses) gains	(46,114)	30,641
Sample reimbursement	44,609	-
Miscellaneous income	13,569	60,403
Miscellaneous expenses	(8,879)	(5,795)
Total other income (expenses), net	$52,653	$173,072

NOTE 21 – RELATED PARTY TRANSACTIONS

1) Nature of relationships with related parties

Name	Relationship with the Company
Wenzhou Ailefu Technology Co. Ltd. (“Ailefu”)	An entity 100% owned by Xiangze
Hangzhou Xiangze Trading Co. Ltd. (“Xiangze”)	An entity 100% owned by Lingyi Kong
Wenzhou Leiling Technology Development Co. Ltd. (“Leiling”)	An entity with Shengling Xiang as legal representative
Shanghai Fushishenye Mechanical and Electrical Equipment Co. Ltd. (“Fushishenye”)	An entity with Lingyi Kong as legal representative
Zhejiang Rayak Technology Co. Ltd. (“Rayak Tech”)	An entity 85% owned by Shengling Xiang and 15% owned by Zhejiang Leiya Electronics Co., Ltd.
Chuanlong Lin	Relative of Lingyi Kong; former controlling shareholder of New Focus
Erayak International Limited (“Erayak International”)	An entity 100% owned by Lingyi Kong
Shengling Xiang	Executive and legal rep of the Company
Lingyi Kong	Controlling shareholder of the Company
Chunhua Xiang	Relative of Lingyi Kong

2) Related party balances

Net outstanding balances with related parties consisted of the following as of June 30, 2026 and December 31, 2025:

Accounts	Name of related parties	June 30, 2026	December 31, 2025
Due to related party	Lingyi Kong	2,071,450	1,212,020
	Zhejiang Rayak Technology Co. Ltd.	618,682	564,868
TOTAL		$2,690,132	$1,776,888
Accounts payables, related parties	Wenzhou Ailefu Technology Co. Ltd.	655,970	132,136
TOTAL		$655,970	$132,136
Accounts receivables, related parties	Zhejiang Rayak Technology Co., Ltd.	7,319,298	3,178,800
TOTAL		$7,319,298	$3,178,800
Advance to suppliers, related parties	Shanghai Fushishenye Mechanical and Electrical Equipment Co. Ltd.	-	671,200
	Wenzhou Ailefu Technology Co. Ltd.	-	613,585
TOTAL		$-	$1,284,785
Other receivables, related parties	Wenzhou Ailefu Technology Co. Ltd.	14,738	14,300
TOTAL		$14,738	14,300

NOTE 22 – SHAREHOLDERS’ EQUITY

Ordinary shares

The Company is authorized to issue 500,000,000 ordinary shares of par value of $0.00001 each, comprising of: (i) 450,000,000 Class A Ordinary Shares of par value of USD0.00001 each, and (ii) 50,000,000 Class B Ordinary Shares of par value of USD0.00001 each. There are currently 1,026,101 issued and outstanding Class A Ordinary Shares and 49,091 issued and outstanding Class B Ordinary Shares.

Holders of Class A Ordinary Shares and Class B Ordinary Shares shall always vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Ordinary Share shall entitle the holder thereof to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B ordinary share shall entitle the holder thereof to twenty (20) votes on all matters subject to vote at general meetings of the Company. Each Class B Ordinary Share is convertible into one (1) Class A Ordinary Share at any time at the option of the holder thereof. In no event shall Class A Ordinary Shares be convertible into Class B Ordinary Shares. Save and except for voting rights and conversion rights, Class A Ordinary Shares and Class B Ordinary Shares shall rank pari passu with one another and shall have the same rights, preferences, privileges and restrictions.

Initial Public Offering

On December 14, 2022, the Company consummated its initial public offering (“IPO”) of 3,000,000 Class A ordinary shares at a price of $4.00 per share, generating gross proceeds to the Company of $12,000,000 before deducting underwriting discounts and commissions and offering expenses. After deducting underwriting discounts, commissions and expenses related to the offering, the Company recorded $10,646,322 (with $1,200 in par value and $10,645,122 in additional paid in capital) net proceeds from its initial public offering. The underwriter was granted a 45-day over-allotment option to purchase up to an additional 450,000 Class A ordinary shares at the initial public offering price. Meanwhile, other costs incurred in the IPO totaled $1,061,170, the main nature of which was professional fees. As a result, Class A shares increased by $300, and additional paid-in capital increased by $9,584,612.

Private Placement

On May 20, 2024, the Company entered into securities purchase agreements (the “Securities Purchase Agreements”) with certain purchasers (“Purchasers”) in connection with the issuance and sale (the “Private Placement”) of (i) an aggregate of 16,000,000 Class A ordinary shares, par value US$0.0001 per share, of the Company (the “Class A Ordinary Shares”) and (ii) warrants (the “Warrants,” together with the Class A Ordinary Shares, the “Securities”) to purchase an aggregate of 32,000,000 Class A Ordinary Shares at an exercise price of $0.50 per share, subject to adjustment as provided therein, for an aggregate of purchase price of $8,000,000. The Warrants will become exercisable for cash or on a cashless basis upon issuance and will expire three years after the issuance date. In November 2024, Purchasers exercised warrants on a cashless basis, and the Company issued 22,588,235 Class A ordinary shares. As of December 31, 2024, all warrants were exercised.

Registered Direct Offering

On July 25, 2025, ERAYAK Power Solution Group Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 12,396,000 class A ordinary shares (the “Class A Ordinary Shares”) of the Company of par value of $0.0001 each (the “Shares”), at a purchase price of $0.098 per share; and (ii) pre-funded warrants to purchase up to 18,216,246 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $0.098 to the purchase price for Shares, less the exercise price of $0.0001 per share. The Registered Direct Offering closed on July 28, 2025. The Company received approximately $3 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

Registered Direct Offering

On July 31, 2025, ERAYAK Power Solution Group Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with certain investors named thereto (the “Purchasers”), pursuant to which the Company agreed to issue and sell, in a registered direct offering (the “Registered Direct Offering”): (i) 32,155,921 class A ordinary shares (the “Class A Ordinary Shares”) of the Company of par value of $0.0001 each (the “Shares”), at a purchase price of $0.065 per share; and (ii) pre-funded warrants to purchase up to 75,536,386 Class A Ordinary Shares (the “Pre-Funded Warrants”) at a purchase price of $0.065 to the purchase price for Shares, less the exercise price of $0.0001 per share. The Registered Direct Offering closed on August 1, 2025. The Company received approximately $7 million in gross proceeds from the Registered Direct Offering, before deducting placement agent fees and estimated offering expenses.

Share Subscription

On August 19, 2025, Erayak Power Solution Group Inc (the “Company”) consummated a share subscription (the “Share Subscription”) with Erayak International Limited. Under the terms of the Share Subscription, the Erayak International Limited purchased 8,000,000 Class B ordinary shares from the Company at a consideration of $0.055 per share, which is the closing pricing on August 18, 2025, for a total consideration of US$440,000.

Reverse Stock Split

On September 8, 2025, the shareholders and Board of Directors of the Company approved the 220-for-1 reverse stock split of its ordinary shares in accordance with Cayman law and the corresponding filing of the ratio change, which was duly filed with the Cayman Registrar. As a result of the reverse stock split, the number of ordinary shares outstanding were reduced from 187,892,786 Class A ordinary shares to approximately 854,059 Class A ordinary shares, and from 9,000,000 Class B ordinary shares to approximately 40,910 Class B ordinary shares, subject to rounding up of all fractional shares to the nearest whole share in lieu of such fractional shares.

Increase in Authorized Share Capital

On November 19, 2025, the shareholders and the board of directors of the Company approved an increase in the Company’s authorized share capital from US$50,000, divided into 2,272,727.27 ordinary shares with a par value of US$0.022 each, consisting of 2,045,454.54 Class A ordinary shares and 227,272.73 Class B ordinary shares, to US$220,000,000, divided into 10,000,000,000 ordinary shares with a par value of US$0.022 each, consisting of 9,000,000,000 Class A ordinary shares and 1,000,000,000 Class B ordinary shares.

Reverse Stock Split

On March 25, 2026, the board of directors of ERAYAK Power Solution Group Inc., a Cayman Islands exempted company, approved a 1-for-10 reverse stock split of the Company’s Class A ordinary shares and Class B ordinary shares. The reverse stock split became effective on April 20, 2026, and the Company’s Class A ordinary shares began trading on a post-split basis on the Nasdaq Stock Market LLC on the same date under the current trading symbol “RAYA.”

As a result of the reverse stock split, every ten issued Class A ordinary shares with a par value of US$0.022 each were combined into one issued Class A ordinary share with a par value of US$0.22 each, and every ten issued Class B ordinary shares with a par value of US$0.022 each were combined into one issued Class B ordinary share with a par value of US$0.22 each. Any fractional shares resulting from the reverse stock split were rounded up to the nearest whole share. Following the reverse stock split, the Company’s authorized share capital was adjusted to US$220,000,000, divided into 900,000,000 Class A ordinary shares with a par value of US$0.22 each and 100,000,000 Class B ordinary shares with a par value of US$0.22 each.

At-the-Market (ATM) Equity Offerings

September 2025 Sales Agreement

On September 29, 2025, the Company entered into an At-the-Market Sales Agreement with Craft Capital Management LLC (“Craft”) to sell Class A ordinary shares. During the first quarter of 2026, the Company completed the following sales under this facility prior to its termination:

●	January 30, 2026: The Company completed a closing for the sale of 2,394,786 Class A ordinary shares at gross proceeds of $6,288,646.92. Offering costs withheld from proceeds totaled $417,647.13 (comprising a 4% placement agent commission of $251,545.88, legal fees of $165,000.00, clearing fees of $101.25, and a test wire fee of $1,000.00), resulting in net cash proceeds received of $5,870,999.79.

●	February 13, 2026: The Company completed a closing for the sale of 145,580 Class A ordinary shares at gross proceeds of $216,182.02. Offering costs withheld totaled $32,205.53 (comprising a 4% placement agent commission of $8,647.28, legal fees of $23,538.00, and clearing fees of $20.25), resulting in net cash proceeds received of $183,976.49.

●	February 26, 2026: The Company completed a closing for the sale of 142,824 Class A ordinary shares at gross proceeds of $185,128.47. Offering costs withheld totaled $9,911.89 (comprising a 4% placement agent commission of $7,405.14, legal fees of $2,500.00, and clearing fees of $6.75), resulting in net cash proceeds received of $175,216.58.

In aggregate, under the September 2025 Sales Agreement, the Company issued 2,683,190 Class A ordinary shares for total gross proceeds of $6,689,957.41 during the six months ended June 30, 2026. Total direct offering deductions withheld at settlement were $459,764.55, resulting in total net cash proceeds received of $6,230,192.86.

March 2026 Sales Agreement

On March 16, 2026, the Company entered into a new At-the-Market Sales Agreement with Craft. During the six months ended June 30, 2026, the Company completed the following sales under this facility:

●	March 31, 2026 Closing (Funded April 10, 2026): The Company closed the sale of 1,247,456 Class A ordinary shares for gross proceeds of $718,661.36. Offering costs withheld from proceeds totaled $58,773.45 (comprising a 4% placement agent commission of $28,746.45, legal fees of $30,000.00, and clearing fees of $27.00), resulting in net cash proceeds received of $659,887.91.

●	June 2026 ATM Sales: Between June 8, 2026, and June 25, 2026, the Company sold an aggregate of 46,953 Class A ordinary shares through the ATM program at an average sales price of approximately $3.46 per share, generating total gross proceeds of $162,492.35. Commissions and clearing fees totaled $6,567.19 (commissions of $6,499.69 and clearing fees of $67.50), yielding net settlement proceeds of $155,925.16.

In aggregate, under the March 2026 Sales Agreement, the Company issued 1,294,409 Class A ordinary shares for total gross proceeds of $881,153.71 during the six months ended June 30, 2026.

Private Placement of Class A Ordinary Shares

On April 9, 2026, the Company completed a private placement pursuant to which it issued 500,000 Class A ordinary shares for total gross cash proceeds of $400,000 ($0.80 per share).

Subscription of Class B Ordinary Shares

On May 28, 2026, ERAYAK International Limited, an entity wholly owned by Lingyi Kong, executed a subscription letter to subscribe for 45,000 Class B ordinary shares, par value $0.22 per share, for an aggregate consideration of $139,050 ($3.09 per share). The newly issued shares rank pari passu in all respects with the existing Class B ordinary shares.

During the six months ended June 30, 2026, the Company incurred total offering-related costs of $630,481 (consisting of underwriting commissions, legal, professional, and placement fees), which were charged directly against Additional Paid-in Capital against the proceeds of the respective offerings.

Share Capital Reduction and Increase in Authorized Share Capital

Pursuant to shareholder resolutions approved on July 9, 2026, the Company executed a share capital reduction whereby the par value of each issued and outstanding Class A and Class B ordinary share was reduced from US$0.22 to US$0.00001 per share by cancelling US$0.21999 per share of paid-up capital. The resulting credit of $236,531 was transferred to additional paid-in capital (distributable reserve).

Immediately following the Share Capital Reduction and Reorganization, the Company’s authorized share capital was increased from US$10,000 divided into 1,000,000,000 ordinary shares of par value US$0.00001 each to US$50,000 divided into 5,000,000,000 ordinary shares of par value US$0.00001 each (comprising 4,500,000,000 Class A ordinary shares and 500,000,000 Class B ordinary shares).

All share and per-share amounts presented in these consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the reverse stock split for all periods presented, unless otherwise indicated.

Statutory Reserve

The Company’s PRC subsidiaries are required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors of each of the PRC subsidiaries. The reserved amount as determined pursuant to PRC statutory laws totaled $1,244,717 as of June 30, 2026 and December 31, 2025.

Under PRC laws and regulations, paid in capital, additional paid in capital, and statutory surplus reserves are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company and are not distributable other than upon liquidation. The reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor allowed for distribution except under liquidation.

NOTE 23 – COMMITMENTS AND CONTINGENCIES

As of June 30, 2026 and December 31, 2025, the Company had two leases, which have been disclosed under right of use lease assets in Note 8 – Lease.

From time to time, the Company is involved in various legal proceedings, claims and other disputes arising from commercial operations, employees, and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. Although the Company can give no assurances about the resolution of pending claims, litigation or other disputes and the effect such outcomes may have on the Company, the Company believes that any ultimate liability resulting from the outcome of such proceedings to the extent not otherwise provided or covered by insurance, will not have a material adverse effect on our consolidated financial position or results of operations or liquidity.

NOTE 24 – SUBSEQUENT EVENTS

Pursuant to shareholder resolutions approved on July 9, 2026, the Company executed a share capital reduction whereby the par value of each issued and outstanding Class A and Class B ordinary share was reduced from US$0.22 to US$0.00001 per share by cancelling US$0.21999 per share of paid-up capital. The resulting credit of $236,531 was transferred to additional paid-in capital (distributable reserve). All share and per-share amounts presented in these consolidated financial statements and the accompanying notes have been retroactively adjusted to reflect the reverse stock split for all periods presented, unless otherwise indicated.

Immediately following the Share Capital Reduction and Reorganization, the Company’s authorized share capital was increased from US$10,000 divided into 1,000,000,000 ordinary shares of par value US$0.00001 each to US$50,000 divided into 5,000,000,000 ordinary shares of par value US$0.00001 each (comprising 4,500,000,000 Class A ordinary shares and 500,000,000 Class B ordinary shares).

As for the date of the issuance of these financial statements, the new borrowings are presented below:

Bank Name	Amount – RMB		Issuance Date	Expiration Date	Annual interest rate
Minsheng Bank		2,120,000	7/30/2026	7/30/2033	2.770%
Minsheng Bank		1,280,000	9/02/2026	9/02/2033	2.770%
Minsheng Bank		2,950,000	9/16/2026	9/16/2033	2.770%
Minsheng Bank		2,050,000	9/20/2026	9/20/2033	2.770%
Minsheng Bank		4,370,000	9/28/2026	9/28/2033	2.770%
Huaxia Bank		10,000,000	9/20/2026	9/20/2027	2.850%
Huaxia Bank		20,000,000	9/20/2026	9/20/2027	2.650%
Industrial and Commercial Bank of China		8,000,000	9/20/2026	9/20/2027	2.310%
Industrial and Commercial Bank of China		2,000,000	9/20/2026	9/20/2027	2.310%
Bank of Communications		18,000,000	7/30/2026	7/30/2027	2.605%
Bank of Communications		12,000,000	8/06/2026	8/06/2027	2.605%
Total	RMB	82,770,000

The Company has evaluated subsequent events through October 14, 2026. No other matters were identified affecting the accompanying financial statements or related disclosures.